Exhibit 99.1

ASX & MEDIA RELEASE 2 MAY, 2011
MARSHALL EDWARDS ANNOUNCES PRIVATE PLACEMENT
Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.
San Diego — 2 May, 2011 — Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that it has entered into a definitive agreement with certain institutional investors to sell in a private placement common stock and warrants for gross proceeds of up to US$4 million, before deducting fees and expenses of the offering, of which approximately US$1.1 million would result from the sale of approximately 835,217 shares of common stock at US$1.333 per share. The remaining US$2.9 million would be subject to the exercise of one-year series B warrants at their initial exercise price of US$1.333 per share and the fulfillment or waiver of certain conditions.
The Company will also issue series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock exercisable after six months for a period of five years and subject to proportionate increases to the extent the series B warrants are exercised. Series C warrants may entitle the holders to obtain additional shares of common stock exercisable in the event the trading price of the common stock is below certain levels on specified future dates during a period of up to one year following the closing date.
The offering is expected to close on or about 13 May, 2011, subject to certain customary closing conditions as well as the closing of the transactions contemplated by the asset purchase agreement entered into between the Company and its majority shareholder, Novogen Limited, and Novogen Research Pty Limited on 21 December, 2010, which is pending approval at a meeting of Novogen shareholders on 6 May, 2011.
The net proceeds from the offering will be used primarily to continue development of Marshall Edwards’ two lead oncology programs, including a Phase I clinical trial of its intravenous drug candidate NV-143, which has demonstrated pre-clinical activity against a broad range of tumor cell lines, as well as the necessary studies required to initiate clinical trials of its lead mitochondrial inhibitor candidate NV-344 later this year.
In conjunction with this transaction, Novogen, Ltd. has entered into a Voting Agreement whereby it has agreed to vote the common shares in owns in Marshall Edwards, Inc. in favor of the transaction. In addition, Novogen has executed a Lock-up Agreement stipulating that it will not enter into any transaction to dispose of the common shares of Marshall Edwards, Inc. that it currently owns until 24 December, 2011.
ROTH Capital Partners acted as the sole placement agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Marshall Edwards, Inc. nor shall there be any sale of securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The shares and warrants offered in the private placement and the shares issuable upon the exercise of the warrants have not been registered under the Securities Act of 1933, as amended, or state securities laws, and may not be offered or sold in the United States without being registered with the Securities and Exchange Commission (“SEC”) or through an applicable exemption from SEC registration requirements. The shares of common stock and warrants were offered only to accredited investors. The Company has agreed to file a registration statement with the SEC covering the securities issued in the offering and issuable upon the exercise of the warrants within ten business days of the closing. Any offering of the Company’s securities under the resale registration statement referred to above will be made only by means of a prospectus.
About Marshall Edwards
Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics. The company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism. The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143. The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344. Both programs are expected to advance into the clinic in 2011. For more information, please visit www.marshalledwardsinc.com.
About Novogen Limited
Novogen Limited (ASX: NRT Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia. Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc. More information on the Novogen group of companies can be found at www.novogen.com.
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Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR LISTINGS FOR FURTHER INFORMATION ISSUED BY CONTACT	: : : : :	NOVOGEN LIMITED

ASX (CODE NRT), NASDAQ (CODE NVGN).

PETE DE SPAIN, SR DIRECTOR IR AND CORPORATE
COMMUNICATIONS, MARSHALL EDWARDS, INC.
TEL +1 858-792-3729
http://www.marshalledwardsinc.com

WESTBROOK COMMUNICATIONS

IAN WESTBROOK TEL (02) 9231 0922